DISH DBS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

April 30, 2009

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:       DISH DBS Corporation
 Form 10-K for the fiscal year ended December 31, 2008
 Filed March 16, 2009, as amended March 31, 2009

File No. 333-31929

Dear Mr. Spirgel:

Per the telephone conversion between Sharon Virga and Brandon Ehrhart, Vice President and Associate General Counsel of DISH DBS Corporation, on Wednesday, April 29, 2009, DISH DBS Corporation plans to respond to the comments contained in the April 22, 2009 letter from the Securities and Exchange Commission on or before May 20, 2009.  Should you have any questions or concerns, please feel free to contact me at (303) 723-1285.

Sincerely,

/s/ Robert  E. Olson

Robert  E. Olson
Executive Vice President and
Chief Financial Officer

cc:           Kyle Moffatt, SEC
Sharon Virga, SEC